Exhibit 99.10

The following was a post on ChannelFutures.com, in which Prentiss Donohue, the executive vice president of SMB and consumer sales at OpenText, was quoted, and is available at https://www.channelfutures.com/mergers-and-acquisitions/opentext-to-roll-out-smb-cybersecurity-platform-with-860-million-zix-acquisition .

OpenText to Roll Out SMB Cybersecurity Platform with $860 Million Zix Acquisition

Written by

Edward Gately

November 8, 2021

The acquisition will expand OpenText’s cyber resilience portfolio.

OpenText plans to launch a “powerhouse” SMB platform with its $860 million acquisition of Zix.

Zix provides SaaS-based email encryption, threat protection and compliance cloud solutions for SMBs. OpenText plans to integrate Carbonite, Webroot and Zix products to create the platform. It will provide data protection, threat management, email security and compliance solutions. OpenText acquired Carbonite and Webroot in 2019 for $1.45 billion.

The Zix acquisition should be final within 90 days. It will deepen OpenText’s technology and its relationship with Microsoft.

‘Great Synergy’ Between OpenText, Zix

Prentiss Donohue is OpenText’s executive vice president of SMB and consumer sales.

“The OpenText acquisition of Zix will expand our cyber resilience portfolio, building on our current Carbonite and Webroot product offerings,” he said. “There is great synergy between our two organizations when it comes to partners, our focus on MSPs and how we serve SMBs. With this acquisition, we will bring Zix’s 5,600 MSPs into our ecosystem. For both partner sets, it will provide new cross and upsell opportunities.”

OpenText advocates a defense-in-depth strategy when it comes to securing and protecting customers and their data, Donohue said.

“This acquisition will expand the portfolio of data security and protection solutions that partners can make available to their customers,” he said. “By being able to offer a robust set of security products, we provide a turnkey approach to having a cyber resilient business.”

Until the transaction closes, there are no changes in Zix’s operating model, Donohue said.

“When the acquisition closes, advantages for both OpenText and Zix partners will be apparent as we create a powerful SMB platform providing data protection, threat management, email security and compliance solutions,” he said.

Expanding the portfolio will reinforce the layers of defense that partners can make available to their customers, Donohue said.

Ideal Opportunity for Zix

Dave Wagner is Zix’s CEO.

“Over the past several years, Zix has expanded its product portfolio and customer base through acquisitions and organic initiatives,” he said. “We are thrilled to join forces with OpenText and add Zix’s secure cloud platform to the Carbonite and Webroot products in OpenText’s SMB platform. OpenText provides the ideal opportunity to help Zix achieve its next phase of growth. This transaction will bring greater resources and product capabilities, and provide significant benefits to our customers, partners and employees.”

Once integrated, OpenText expects Zix to contribute to its organic growth in cloud and annual recurring revenues. It will also be part of OpenText’s operating model for profitability.

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